                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001



                                  CONTENTS

                                                                         Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5


                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                   (UNAUDITED)
                                                                               Three
                                                                               Months
                                                   Month Ended                 Ended
                                   ---------------------------------------
                                   October 31,  November 30,  December 31,  December 31,
                                       2001         2001          2001          2001
                                   -----------  ------------  ------------  ------------
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .  $978          $639          $756         $2,373

COST OF OPERATION. . . . . . . . . .   974           629           748          2,351
                                      ----          ----          ----         ------

OPERATING INCOME . . . . . . . . . .     4            10             8             22

NONOPERATING INCOME. . . . . . . . .     3             4             3             10
                                      ----          ----          ----         ------

INCOME BEFORE INTEREST CHARGES . . .     7            14            11             32

FEDERAL INCOME TAXES ON OPERATIONS .     1             8             6             15
                                      ----          ----          ----         ------

NET INCOME . . . . . . . . . . . . .  $  6          $  6          $  5         $   17
                                      ====          ====          ====         ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

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

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
              BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                   (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     2001          2001          2001
                                                 -----------   ------------  ------------
                                                              (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $2,237        $2,237        $2,237
  Accumulated Amortization. . . . . . . . . . . .    1,763         1,785         1,826
                                                    ------        ------        ------
         NET MINING PLANT . . . . . . . . . . . .      474           452           411
                                                    ------        ------        ------
OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .      139           133           128
                                                    ------        ------        ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       14            14            15
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       20            21            20
    Affiliated Companies. . . . . . . . . . . . .    2,969         1,622         1,401
  Advances to Affiliates. . . . . . . . . . . . .    1,734         1,133           957
  Materials and Supplies. . . . . . . . . . . . .    1,253         1,367         1,363
  Other . . . . . . . . . . . . . . . . . . . . .        4             1             6
                                                    ------        ------        ------
         TOTAL CURRENT ASSETS . . . . . . . . . .    5,994         4,158         3,762
                                                    ------        ------        ------

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .    1,146         1,167         1,215
                                                    ------        ------        ------

REGULATORY ASSETS . . . . . . . . . . . . . . . .       64            64            64
                                                    ------        ------        ------

DEFERRED CHARGES. . . . . . . . . . . . . . . . .     -             -               35
                                                    ------        ------        ------

           TOTAL. . . . . . . . . . . . . . . . .   $7,817        $5,974        $5,615
                                                    ======        ======        ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .    1,088         1,094         1,100
                                                    ------        ------        ------
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,588         1,594         1,600
                                                    ------        ------        ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    2,230         2,263         2,297
                                                    ------        ------        ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      109           135           193
    Affiliated Companies. . . . . . . . . . . . .      331           297           352
  Accrued Rent. . . . . . . . . . . . . . . . . .      196           213           214
  Other . . . . . . . . . . . . . . . . . . . . .      843           975           959
                                                    ------        ------        ------
         TOTAL CURRENT LIABILITIES. . . . . . . .    1,479         1,620         1,718
                                                    ------        ------        ------

REGULATORY LIABILITIES AND DEFERRED CREDITS . . .    2,520           497          -
                                                    ------        ------        ------

           TOTAL. . . . . . . . . . . . . . . . .   $7,817        $5,974        $5,615
                                                    ======        ======        ======


                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                       BILLINGS FOR COAL WASHING SERVICES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001

Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal                      Service
Conesville Plant*             Input     Rejects     Output     Unit Price     Billings
----------------             -------    -------     ------     ----------     --------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 2001 . . . . . . . . 340,914     48,284     292,630       $3.34        $978
                             =======     ======     =======       =====        ====

November 2001. . . . . . . . 276,676     34,534     242,142       $2.64        $639
                             =======     ======     =======       =====        ====

December 2001. . . . . . . . 262,420     24,535     237,885       $3.18        $756
                             =======     ======     =======       =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

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

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                2001     2001       2001    12/31/01
                                              -------  --------   --------  --------
                                                           (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . $104     $ 82      $ 105     $  291
Benefits-UMW* . . . . . . . . . . . . . . . . .  104       90        243        437
Office Salaries and Benefits. . . . . . . . . .  112      100        334        546
Operating Materials . . . . . . . . . . . . . .   53       37         52        142
Maintenance - Materials and Services. . . . . .  (50)     (53)        88        (15)
Electricity . . . . . . . . . . . . . . . . . .   63       60         66        189
Other Billed Services . . . . . . . . . . . . .  111       14         19        144
Rent. . . . . . . . . . . . . . . . . . . . . .  235      231         63        529
Depreciation. . . . . . . . . . . . . . . . . .   39       40         40        119
Cleaning Cost Normalization** . . . . . . . . .  147      (30)      (398)      (281)
Other . . . . . . . . . . . . . . . . . . . . .   56       58        136        250
                                                ----     ----       ----     ------

      Total . . . . . . . . . . . . . . . . . . $974     $629       $748     $2,351
                                                ====     ====       ====     ======

 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on fore-casted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.


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

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001

                                                        October     November   December
                                                          2001        2001       2001
                                                        -------     --------   --------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $32.03 *    $30.92 *   $28.74 *
                                                         ======      ======     ======


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
          Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
